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February 23, 2007

John M. Ganley

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BlackRock Global Equity Income Trust (the “Trust”)—
Registration Numbers 333-140038 and 811-22006

Dear Mr. Ganley:

                We are in receipt of your comment letter of February 16, 2007, regarding the initial Registration Statement on Form N-2 related to the issuance of common shares of the Trust (formerly known as “BlackRock Global Enhanced Equity Income Trust”).

                The Trust has considered your comments and has authorized us to make on its behalf the responses and changes to the Trust’s Registration Statement discussed below.  These changes have been reflected in Pre-Effective Amendment No. 1 to the Trust’s Registration Statement filed today on EDGAR (“Pre-Effective Amendment No. 1”).  We are enclosing herewith a version of Pre-Effective Amendment No. 1 that has been marked to show the Trust’s responses to your comments, as well as other changes made to the Registration Statement since its filing on January 17, 2007.

                The Trust’s responses to your comments are set forth below.  For ease of reference, each of your comments is set forth in bold and followed by the corresponding response.

Prospectus

Cover Page

1.             The paragraph captioned “No Prior History” states that the securities have no history of public trading and that closed-end fund shares frequently trade at a discount to net asset value.  Please add a statement describing the risk of loss this creates for an investor in the initial public offering.  See Item 1.1.i of Form N-2.  Please make the statement, as well as the first two sentences of the paragraph, prominent (e.g., bold).  Id.

Response:             We have revised this paragraph to read as follows (new language underlined):

“Because the Trust is newly organized, its shares have no history of public trading. Shares of closed-end investment companies frequently trade at a discount from their net asset value. The risk of loss due to this discount may be greater for initial investors expecting to sell their shares in a relatively short period after completion of the public offering.”

We have complied with your request that this section be in bold.

Prospectus Summary—Investment Objectives (page 2)

2.             This section states that the Trust’s primary investment objective is to seek current income and current gains.  Please explain the term “current gains.”

Response:             We have revised this paragraph by adding the following as the second sentence:

“‘Current gains’ means gains realized from the Trust’s Index Option Strategy (described below) pursuant to which the Trust seeks to enhance quarterly distributions to investors.”

We have also included this definition in the body of the prospectus under “The Trust’s Investments—Investment Objectives and Policies.”

Prospectus Summary—Investment Policies (page 2)

3.             The sixth paragraph of this section (on page 3) states that the Trust will invest at least __% of its total assets in securities of non-U.S. companies.  The Commission has stated that it would expect a fund with “global” in its name to diversify its investments “among a number of different countries throughout the world.”  Investment Company Act Release No. 24828 note 42 (Jan. 17, 2001) (emphasis in original).  Although the Trust has a policy to invest a minimum amount of assets in non-U.S. companies, its policy does not indicate how the Trust will diversify its investments globally.  Please disclose the Trust’s strategy to diversify its investments throughout the world.

Response:             We have revised this paragraph to read as follows:

“The Trust anticipates that it will invest in issuers located in a number of countries throughout the world, but the actual number of countries represented in the Trust’s portfolio will vary over time. Under normal market conditions, the Trust will invest in the securities of issuers in at least three different countries, including the United States, and initially expects to invest in approximately 20 countries.  The Trust may invest in the securities of non-U.S. companies without limit.  Under normal market conditions, the Trust will invest at least 40% of its total assets in securities of non-U.S. companies, unless market conditions are not deemed favorable by the Advisors, in which case the Trust will invest at least 30%.  The Trust’s investments in non-U.S. companies may include securities evidenced by American Depositary Receipts (“ADRs”), Global Depositary Receipts (“GDRs”) and European Depositary Receipts (“EDRs”).”

4.             The eighth paragraph of this section (on page 3) states that the Trust may engage in strategic transactions, but does not describe those transactions.  Please summarize in this section the types of strategic transactions in which the Trust may invest.

Response:             We have deleted this paragraph and added the following paragraph in this section:

“Other Investment Management Techniques.  Although not intended to be a significant element in the Trust’s investment strategy, from time to time the Trust may use various other investment management techniques or strategic transactions, including options, futures, swaps, foreign currency transactions and other derivatives transactions, for hedging purposes, risk management or to enhance total return. See “The Trust’s Investments.” The Trust may also engage in short sales of securities and securities lending.”

Prospectus Summary—Special Risk Considerations (page 5)

5.             On page 10, this section describes the risks of short sales.  Please describe the Trust’s policies concerning short sales in the Prospectus Summary under the caption “Investment Policies”.

Response:             We have complied with this comment.  Please see the last sentence of the disclosure added in response to the fourth comment.

The Trust’s Investments—Portfolio Composition (page 16)

6.             The third full paragraph on page 18, caption “Non-U.S. Securities”, provides, in part, that a company will be deemed a non-U.S. company if its primary business office is not in the United States.  A Non-U.S. company must be tied economically to a country or region outside of the United States.  See Investment Company Act Release No. 24828 at note 42 (Jan. 17, 2001) (stating that”[t]he term ‘foreign’ indicates investments that are tied economically to countries outside the United States”).  Please explain to us why the location of a company’s primary business office, by itself, economically ties the company to a country or region outside the United States

Response:             We have removed this element from the definition of non-U.S. company.

Statement of Additional Information

BlackRock Portfolio Managers

7.             It appears that the Trust intends to provide information about client accounts managed by the portfolio managers as of November 30, 2006.  Please provide this information as of the most recent date practicable.  See Instruction 1 to Item 21.1 of Form N-2.

Response:             We have revised this section to provide this information as of December 31, 2006, which is the most recent practicable date that such information is available.

BlackRock Portfolio Manager Compensation—Performance-Based Compensation

8.             This paragraph states that if a manager’s tenure is less than 5 years, performance periods will reflect time in position.  What will be the period over which performance is measured for portfolio managers with tenure of more than 5 years?

Response:             We have revised this sentence to read as follows (new language underlined):

“Investment performance is calculated for one-, three- and five-year periods; if a portfolio manager’s tenure is less than five years, performance periods will reflect time in position.”

*                              *                              *

Changes to Pre-Effective Amendment No. 1

                In order to facilitate your review of Pre-Effective Amendment No. 1, we have set forth below a list of the more significant changes that the Trust made to Pre-Effective Amendment No. 1 that are not discussed in our responses to your comments above.  Please note that the list is limited to those changes that we believe would be of interest to you.  Changes made to Pre-Effective Amendment No. 1 included the following:(1)

Prospectus

Cover Page

(1) For changes that were made in multiple locations, this list references the first place that they appear.

1.             The Trust has changed its name from “BlackRock Global Enhanced Equity Income Trust” to “BlackRock Global Equity Income Trust.”

The Trust’s Investments—Portfolio Composition

2.             The Trust has added disclosure regarding its ability to invest in futures.

Risks

3.             The Trust has added disclosure regarding the risks of investing in futures.

Management of the Trust

4.             The Trust has added the name and biography of the Trust’s portfolio manager.

Underwriting

5.             The Trust has revised the description of the underwriting agreement to reflect the terms of the Trust’s contractual arrangements with the underwriters.

Statement of Additional Information

Management of the Trust

6.             The Trust has added information regarding the Trustees and officers of the Trust, including (i) the dollar range of their equity securities held in the Trust and in the BlackRock fund complex and (ii) their estimated compensation from each of (a) the Trust and (b) the Trust and the BlackRock fund complex.

7.             The Trust has added information about the other client accounts managed by the Trust’s portfolio manager.

Financial Statements

8.             The Trust has provided unaudited financial information regarding the seed investment in the Trust as of February 22, 2007.

*                              *                              *

                We hereby inform you that the Trust currently intends to omit traditional pricing information from the form of prospectus included with the Registration Statement that will be declared effective in reliance on Rule 430A under the Securities Act of 1933, as amended.

                We believe that the above responses adequately respond to the concerns raised in your comment letter.  Should you have any additional comments or concerns, please feel free to contact me at (212) 735-3406.

Sincerely yours,

/s/ Michael K. Hoffman
Michael K. Hoffman

cc:	Anne Ackerley
BlackRock Advisors, LLC